RFA Securities LLC

Annual Audit Report

December 31, 2023

Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70419

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 _____ AND ENDING 12/31/23 _____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RFA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 Walnut Street, 8th Floor
(No. and Street)

Philadelphia	PA	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	415-203-3960	hberson@fcfgroupholdings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/09	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Willie Wong_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _RFA Securities, LLC_____, as of _December 31_____, 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

SEE ATTACHED CERTIFICATE

Notary Public _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____Marin_____ } s.s.

Subscribed and sworn to (or affirmed) before me on this _26th_ day of _July_ ,
Month

20 _24_ by _Willie Wong_ and
Name of Signer (1)

_____, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

_____
Signature of Notary Public

Kurt Hemmerich, #2336666
For other required information (Notary Name, Commission No. etc.)



KURT HEMMERICH
Notary Public - California
Marin County
Commission # 2336666
My Comm. Expires Oct 29, 2024

Seal

──────── **OPTIONAL INFORMATION** ────────

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation

containing __1__ pages, and dated _07/26/2024_

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____   Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s)   ☐ Describe: _____

_____



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RFA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RFA Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RFA Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RFA Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RFA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as RFA Securities, LLC's auditor since 2020.
Chicago, Illinois
February 23, 2024, except for note 3 and note 11, to which the date is July 26, 2024

RFA Securities LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	535,863
Deposit with clearing broker		105,567
Receivable from clearing broker		278,125
Commissions receivable		53,563
Prepaid expenses and other assets		43,755
Total Assets	$	1,016,873

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	70,235
Due to affiliate		80,753
Total Liabilities	$	150,988
Member's Equity		865,885
Total Liabilities and Member's Equity	$	1,016,873

1. **Organization**

   RFA Securities LLC (the "Company") was formed as a limited liability company on September 16, 2019. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the Nasdaq PHLX on December 5th, 2019 and is also a member of the BOX Exchange and the CBOE. The Company's primary business is to provide options floor brokerage services to its institutional customers. The Company is a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC.

2. **Significant Accounting Policies**

   Basis of Accounting
   The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP").

   Accounts Receivable
   The Company's receivables are due from various institutional companies, including broker dealers, under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

   Revenue Recognition
   The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contacts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

   The Company provides brokerage and execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of a specific listed option as instructed by the customer. The Company invoices these customers monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

   Exchange Rebates
   Rebates are received for QCC options trades executed on the Nasdaq PHLX and CBOE and are credited by the exchanges on a monthly basis.

   Use of Estimates
   The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2023, the Company held no Level 1, Level 2 or Level 3 investments.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/ sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 12 to 1. At December 31, 2023, the Company's net capital was $525,150 which was $515,084 in excess of the required net capital of $10,066. The Company's aggregated indebtedness to net capital ratio was 28.75% at December 31, 2023.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2023 the Company had an uninsured cash balance of $34,434.

5. **Deposit with Clearing Organization**

The Company's clearing organization, Vision Financial Markets, LLC ("Clearing firm"), requires that it maintain at least $100,000 in deposits.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. **Financial Instruments – Credit Losses**

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and are generally recognized earlier than under previous standards. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statements.

9. **Occupancy**

Occupancy expenses are for costs related to maintaining trading position on the floor of the Nasdaq PHLX options exchange, as well as costs related to the Company's off floor office.

RFA Securities LLC
Notes to Financial Statement
December 31, 2023

10. Related Party Transactions

Effective January 1, 2020, the Company maintains an expense sharing agreement with its affiliates under common control ((FOG Equites, LLC ("FOG"), Casey Securities, LLC ("CSEC") and FCF Group Holdings, LLC ("FCF")). Effective May 1, 2023, the Company revised its expense sharing agreement to include Hamilton Executions LLC ("Hamilton") a broker-dealer acquired and under common control.

During the year ending December 31, 2023, the Company was charged by CSEC a total of $226,857 for services provided by shared personnel and other expenses according to the agreement. At December 31, 2023, the Company owed CSEC $65,702, which is presented as due to affiliate on the statement of financial condition.

During the year ending December 31, 2023, the Company was charged by FOG a total of $32,802 for services provided by shared personnel and other expenses according to the agreement. At December 31, 2023 the Company owed $15,051 to FOG which is presented as a due to affiliate on the statement of financial condition.

During the year ended December 31, 2023, the Company was charged by FCF a total of $5,961 for shared office space and other expenses according to the agreement. At December 31, 2023, no amounts were owed to FCF.

11. Subsequent Events

The Company has evaluated the subsequent events through February 23, 2024 the date which the financial statements were available to be issued, noting no material events requiring disclosure, other than those noted below.

During the months of January and February, 2024, the Company had member's equity withdrawals totaling $500,000.

The Company amended its annual report on July 26, 2024 due to a reclassification of allowable assets vs unallowable assets at December 31, 2023. This change impacted the Company's net capital at year end and is reflected in Note 3.